Celestica™

FUTURE READY

2023 Letter to Shareholders

A Message from the CEO



Dear Shareholders†,

I am proud of our talented and committed global team for delivering one of the best years in our nearly 30-year history. In 2023, we delivered another year of very strong financial results with revenue of approximately $8 billion, 10% higher than in 2022 and with record non-IFRS operating margin* and non-IFRS adjusted earnings per share.* These results are the product of a sound strategy, the successful achievement of our strategic objectives and continued focus on driving operational excellence, building and delivering differentiated solutions for our customers, and investing in long-term profitable growth.

Our Financial Strategy Delivers Shareholder Value

The goal of our capital allocation strategy is to maximize value for our shareholders by balancing returning capital with strategic investments. Over the long term, we aim to return 50% of our non-IFRS adjusted free cash flow* to shareholders, with the remaining capital to be strategically reinvested back into the business. We intend to continue to deploy capital opportunistically towards share buybacks, while reinvesting in the business through research and development, and pursuing attractive acquisitions intended to bolster our capabilities and fast-track our strategic goals.

† This letter contains forward-looking statements. See the Cautionary Note Concerning Forward-Looking Statements on page 8.

* Non-IFRS operating margin, non-IFRS adjusted earnings per share, and non-IFRS adjusted free cash flow are non-IFRS financial measures (or ratios based on non-IFRS financial measures) without standardized meanings, and may not be comparable to similar measures presented by other companies. See footnotes 3, 4 and 6 to the Financial Highlights table for the definition and uses of these non-IFRS financial measures (or ratios), and a reconciliation of these non-IFRS financial measures (or the non-IFRS financial measures on which such ratios are based) to the most directly-comparable IFRS financial measures for recent periods.

Our ownership structure transitioned to a single class of subordinate voting shares, with uniform voting rights resulting from the exit of our long-time controlling shareholder. We believe, in addition to increasing our public float, and improving the liquidity of our shares, that this has opened up an opportunity to attract new long-term shareholders to the Company.

Excellence in Operations

Operational excellence serves as the cornerstone of our success. Our operations team continues to drive exceptional quality, continuous improvement, both from an operational and sourcing stand point and standardization throughout our global network, delivering value to our customers and helping to cement our reputation as a trusted partner.

We continue to make targeted investments across our network and add specialized capabilities to better serve the evolving needs of our customers. In 2023, we expanded our footprint in Thailand, Malaysia, Spain and Mexico, as well as our PCI operation in Indonesia, in response to current growing and anticipated future customer needs. Our investments in cutting-edge technologies and process innovations have significantly improved efficiency, scalability and customer satisfaction. We believe these investments provide a strong foundation for future growth and position us as a leader in delivering innovation for our customers.

2023 Business Highlights

2023 was a strong year for both our Connectivity & Cloud Solutions (CCS) and Advanced Technology Solutions (ATS) segments. We have a solid competitive presence in our target markets and believe each is well positioned for further growth.

Connectivity & Cloud Solutions

Our CCS segment had an exceptional year in 2023, generating $4.6 billion of revenue and delivering record segment margin. This success is the result of a multi-year strategy built on growing operational and supply chain excellence, and expanding our solutions and value across the data center to support significant growth in artificial intelligence (AI), machine learning (ML), and cloud computing with hyperscalers and original equipment manufacturer (OEM) customers.

Through investments in next generation platform designs, engineering capabilities, and our strategic manufacturing and engineering footprint, Celestica has become a trusted provider to the world's leading hyperscalers across core data center technologies.

Our **Hardware Platform Solutions (HPS)** business generated $1.7 billion in revenue in 2023, across more than 50 active programs. Over the last several years, Celestica has become a leader in the 400G switching market and we continue to expand our market share with recent wins in 800G switching programs across a number of our hyperscaler customers.

As we move into 2024, we will continue to drive sustainable diversified and durable growth through innovative and expanded HPS offerings, high-value electronics manufacturing services (EMS), AI/ML compute solutions, as well as our lifecycle services, such as IT Asset Disposition (ITAD) and Asset Management.

Advanced Technology Solutions

Our ATS segment also experienced robust revenue growth, buoyed by strong market demand and significant engineering-led engagements.

Our **Aerospace and Defense (A&D)** business exhibited significant revenue growth in 2023 driven by the recovery in commercial air travel following the pandemic and increased defense spending around the world. Looking ahead, we expect the strong demand across our commercial A&D sub-markets to continue in 2024.

Our **HealthTech** business experienced strong growth in 2023. With new program wins in patient monitoring and surgical instrumentation, and the solid growth prospects underpinning our various HealthTech sub-markets, we expect continued strength in 2024.

Our **Industrial** business experienced meaningful revenue growth in 2023, driven by new programs in Smart Energy and OnVehicle. Heading into 2024, we expect demand to moderate, largely driven by macroeconomic conditions. This is expected to result in lower revenues in our Industrial portfolio through the first half of the year, before seeing a return to year-to-year growth in the second half, which should result in modest growth in our Industrial business for 2024.

While our **Capital Equipment** business revenue has more than doubled from 2019 to 2022, we navigated a difficult year in 2023 as the broader Wafer Fab Equipment market declined. Nevertheless, our Capital Equipment business remained profitable in 2023. We expect the overall base market demand to be flat in 2024, but anticipate growth in our business driven by new program wins.

We continue to view the long-term opportunity in our ATS businesses as a key component of our growth strategy. We believe we are well positioned to expand our ATS segment margin, and effectively navigate the near-term challenges in the Capital Equipment and Industrial sectors with resilience and strategic foresight.

Environmental, Social and Governance (ESG)

Celestica has long believed that fostering a company-wide culture of sustainability is the right thing to do and is good for business. We have integrated ESG factors into many aspects of our business — including our products and services, our people, the planet and the communities in which we live and work.

In 2023, we released our Sustainability Report highlighting impressive strides in our climate change initiatives based on 2022 data. We reduced Scope 1 and 2 Greenhouse Gas (GHG) emissions by 47% since 2021, achieved an 89.6% waste diversion rate, and averted 115,000 metric tonnes of CO2e through renewable energy projects.

A key element of our ESG strategy lies in creating a vibrant and positive workplace that empowers our people. Our performance is a testament to the quality and dedication of our people, our collective commitment to excellence, and our strong employee engagement and dedication that supports our success. We're proud to be recognized for our collaborative and inclusive culture as one of Canada's Most Admired™ Corporate Cultures of 2023 by Waterstone Human Capital and one of Canada's Top Employers for Young People by Mediacorp Canada Inc. in 2024.

Outlook for 2024: We are Future Ready

We believe we have built a business that is positioned to achieve success for the long term, by investing in areas that make us better, more resilient, and where we are confident we can lead. We ended 2023 in a position of strength and as we chart the course for 2024, we will focus on staying "Future Ready."

Our "Future Ready" ethos is more than merely keeping pace. It's about staying ahead of the curve, anticipating market shifts and capitalizing on emerging trends. We're not just adapting. We're innovating, pushing boundaries and shaping a bolder tomorrow.

I am proud our achievements in 2023 have exceeded our expectations, and with "Future Ready" as our compass for 2024, I am confident in our ability to achieve even greater success.

I want to thank my colleagues for their unwavering commitment to our business, our customers and shareholders for their trust and confidence, and our Board of Directors for their guidance and support. It is a privilege to lead this great company.

Sincerely,



Rob Mionis

President and CEO, Celestica

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2023	2022	2021
OPERATIONS			
Revenue	**$7,961.0**	$7,250.0	$5,634.7
IFRS gross margin (gross profit as a % of revenue)	**9.8%**	8.8%	8.6%
Non-IFRS adjusted gross margin (non-IFRS adjusted gross profit as a % of revenue)[1][2]	**9.8%**	9.1%	8.9%
IFRS selling, general and administrative expenses (SG&A) (as a % of revenue)	**3.5%**	3.9%	4.3%
Non-IFRS adjusted SG&A (as a % of revenue)[1][2]	**3.4%**	3.4%	4.0%
IFRS earnings from operations	**$383.2**	$263.3	$167.7
IFRS earnings from operations (as a % of revenue)	**4.8%**	3.6%	3.0%
Non-IFRS operating earnings (adjusted EBIAT)[1][3]	**$445.2**	$358.0	$233.9
Non-IFRS operating margin (adjusted EBIAT %)[1][3]	**5.6%**	4.9%	4.2%
IFRS effective tax rate %[9]	**20%**	29%	24%
Non-IFRS adjusted effective tax rate %[1][9]	**21%**	21%	19%
IFRS net earnings	**$244.6**	$145.5	$103.9
IFRS net earnings per share - diluted	**$2.03**	$1.18	$0.82
Non-IFRS adjusted net earnings[1][4][9]	**$292.3**	$234.4	$164.3
Non-IFRS adjusted earnings per share - diluted[1][4][9]	**$2.43**	$1.90	$1.30
BALANCE SHEET DATA			
Cash and cash equivalents	**$370.4**	$374.5	$394.0
Borrowings under credit facility (as at year-end, excluding L/Cs)	**$608.9**	$627.2	$660.4
Total current assets	**$4,512.6**	$4,327.0	$3,435.3
Total current liabilities	**$3,219.5**	$3,055.2	$2,253.5
Working capital, net of cash[5]	**$798.7**	$822.9	$817.6
IFRS cash provided by operations	**$429.7**	$297.9	$226.8
Non-IFRS adjusted free cash flow[1][6]	**$193.9**	$93.8	$114.8
Equity	**$1,768.5**	$1,677.7	$1,463.0
KEY RATIOS			
Days in accounts receivable[7]	**67**	63	72
Inventory turns[7]	**3x**	3x	4x
Cash cycle days[7]	**73**	68	76
IFRS return on invested capital (ROIC)[1][8]	**17.8%**	12.9%	10.0%
Non-IFRS adjusted ROIC[1][8]	**20.7%**	17.5%	13.9%
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic (in millions)	**120.1**	123.5	126.7
Diluted (in millions)	**120.3**	123.6	126.7
Total shares outstanding at December 31 (in millions)	**119.0**	121.6	124.7
NON-IFRS ADJUSTED GROSS PROFIT CALCULATION[1][2]			
IFRS gross profit	**$778.5**	$636.3	$487.0
Add: employee stock-based compensation expense	**22.6**	20.3	13.0
Deduct: Total Return Swap (TRS) Fair Value Adjustments (FVAs) (gains)	**(18.6)**	-	-
Non-IFRS adjusted gross profit[1][2]	**$782.5**	$656.6	$500.0
NON-IFRS ADJUSTED SG&A CALCULATION[1][2]			
IFRS SG&A	**$279.6**	$279.9	$245.1
Deduct: employee stock-based compensation expense	**(33.0)**	(30.7)	(20.4)
Add: TRS FVAs (gains)	**27.0**	-	-
Non-IFRS adjusted SGA[1][2]	**$273.6**	$249.2	$224.7
NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION[1][3]			
IFRS earnings from operations	**$383.2**	$263.3	$167.7
Add: employee stock-based compensation expense	**55.6**	51.0	33.4
Deduct: TRS FVAs (gains)	**(45.6)**	-	-
Add: amortization of intangible assets (excluding computer software)	**36.8**	37.0	22.5
Add: Other Charges, net of recoveries	**15.2**	6.7	10.3
Non-IFRS operating earnings (adjusted EBIAT)[1][3]	**$445.2**	$358.0	$233.9

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2023	2022	2021
NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1) (4)			
IFRS net earnings	**$244.6**	$145.5	$103.9
Add: employee stock-based compensation expense	**55.6**	51.0	33.4
Deduct: TRS FVAs (gains)	**(45.6)**	-	-
Add: amortization of intangible assets (excluding computer software)	**36.8**	37.0	22.5
Add: Other Charges, net of recoveries	**15.2**	6.7	10.3
Adjustments for taxes (9)	**(14.3)**	(5.8)	(5.8)
Non-IFRS adjusted net earnings (1) (4)	**$292.3**	$234.4	$164.3
IFRS ROIC% AND NON-IFRS ADJUSTED ROIC% CALCULATION (1) (8)			
Average net invested capital	**$2,152.8**	$2,040.3	$1,682.2
IFRS earnings from operations	**$383.2**	$263.3	$167.7
IFRS ROIC% (8)	**17.8%**	12.9%	10.0%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$445.2**	$358.0	$233.9
Non-IFRS adjusted ROIC% (1) (8)	**20.7%**	17.5%	13.9%
NON-IFRS ADJUSTED FREE CASH FLOW CALCULATION (1) (6)			
IFRS cash provided by operations	**$429.7**	$297.9	$226.8
Deduct: purchase of property, plant and equipment, net of sales proceeds	**(122.4)**	(108.9)	(49.6)
Deduct: lease payments	**(48.3)**	(46.0)	(40.0)
Deduct: Finance Costs paid (excluding debt issuance costs paid)	**(65.1)**	(49.2)	(22.4)
Non-IFRS adjusted free cash flow (1) (6)	**$193.9**	$93.8	$114.8

* This "Financial Highlights" table includes financial measures prepared in accordance with International Financial Reporting Standards (IFRS), as well as non-IFRS financial measures. The non-IFRS financial measures included herein are: adjusted gross profit, adjusted gross margin, adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share (EPS), adjusted return on invested capital (adjusted ROIC), adjusted free cash flow, adjusted tax expense and adjusted effective tax rate.

1. Management uses non-IFRS financial measures, including ratios based on non-IFRS financial measures, to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of our business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS financial measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-U.S. GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company's performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

Prior to the second quarter of 2022 (Q2 2022), non-IFRS adjusted free cash flow was referred to as non-IFRS free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in the third quarter of 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation. In the fourth quarter of 2022, we entered into a total return swap (TRS) agreement. Similar to employee stock-based compensation (SBC) expense, quarterly fair value adjustments of our TRS (TRS FVAs) are classified in cost of sales and SG&A expenses in our consolidated statement of operations. Commencing in the first quarter of 2023, TRS FVAs are excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS. TRS FVAs also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate. However, as the impact of TRS FVAs on our consolidated financial statements for 2022 was de minimis, no such exclusion was applicable to such non-IFRS financial measures in 2022.

2. Non-IFRS adjusted gross profit and non-IFRS adjusted gross margin (non-IFRS adjusted gross profit as a percentage of revenue), and non-IFRS adjusted SG&A and non-IFRS adjusted SG&A as a percentage of revenue, each exclude employee SBC expense and TRS FVAs. See the reconciliations of these measures in the tables above.

3. Non-IFRS operating earnings (adjusted EBIAT) is defined as earnings from operations before employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), and Other Charges, net of recoveries (defined below). Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. A reconciliation of non-IFRS operating earnings to IFRS earnings from operations is provided in the table above. Other Charges, net of recoveries consist of, when applicable: restructuring charges, net of recoveries; Transition Costs, net of recoveries (defined below); net impairment charges; acquisition related consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions; legal settlements (recoveries); specified credit facility-related charges (in 2021, consisting primarily of the accelerated amortization of unamortized deferred financing costs); post-employment benefit plan losses; in 2023, Secondary Offering Costs (defined below) and, commencing in 2023, related costs pertaining to certain accounting considerations. Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions; and (iii) with respect to 2023, the Purchaser Lease Charge (defined below). In connection with our March 2019 Toronto real property sale, we treated associated relocation and duplicate costs as Transition Costs. As part of such sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In the third quarter of 2023, we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded a charge in 2023 (Purchaser Lease Charge), representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease. Secondary Offering Costs consist of costs associated with conversion and sale of our shares by Onex Corporation, our then-controlling shareholder, in June 2023 and August 2023. Quantification of the components of Other Charges, net of recoveries for each year in the table can be found in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023 (2023 20-F) with respect to 2023 and 2022, and our Annual Report on Form 20-F for the year ended December 31, 2022 (2022 20-F) with respect to 2021, at www.sec.gov.

4. Non-IFRS adjusted net earnings is defined as net earnings before employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries, and adjustments for taxes (see note 9 below). A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is provided in the table above. Quantification of the components of Other Charges, net of recoveries for each year in the table can be found in Item 5 of our 2023 20-F (with respect to 2023 and 2022) and our 2022 20-F (with respect to 2021), at www.sec.gov. Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding (set forth in the table above).

5. Working capital, net of cash, is calculated as accounts receivable (A/R) and inventory less accounts payable (A/P), including accrued and other current liabilities and current portion of provisions.

6. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs (defined below) paid (excluding debt issuance costs and when applicable, credit facility-related waiver fees paid, which we do not consider to be part of our ongoing financing expenses). Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS agreement, our A/R sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. Note that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. A reconciliation of non-IFRS adjusted free cash flow to IFRS cash provided by operations is provided in the table above.

7. Days in A/R is defined as average A/R divided by average daily revenue for the year. Inventory turns are calculated by dividing 365 by the number of days in inventory (which is determined by dividing average inventory by average daily cost of sales for the year). Cash cycle days are calculated as the sum of days in A/R and days in inventory minus the days in A/P (average A/P divided by average daily cost of sales for the year) and days in cash deposits (average cash deposits divided by the average daily cost of sales) for the year.

8. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital (NIC) for the year. NIC is derived from IFRS financial measures, and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a five-point average to calculate average NIC for the year. A comparable financial measure determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average NIC for the year (which we refer to as IFRS ROIC). A calculation of IFRS ROIC% and non-IFRS adjusted ROIC% is provided in the table above. A calculation of NIC for each period in the table can be found in Item 5 (being our annual Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)) of our 2023 20-F (with respect to 2023 and 2022) and our 2022 20-F (with respect to 2021), at www.SEC.gov and on SEDAR at www.sedarplus.com, under the caption "Non-IFRS Financial Measures," which calculations are incorporated by reference herein.

9. The adjustments for taxes, as applicable, represent the tax effects of the non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). Our IFRS effective tax rate is determined by dividing (i) IFRS tax expense by (ii) earnings from operations minus Finance Costs (defined in footnote (6) above); our non-IFRS adjusted effective tax rate is determined by dividing (i) non-IFRS adjusted tax expense by (ii) non-IFRS operating earnings minus Finance Cost. Quantification of the tax adjustments and non-core tax impacts for each year in the table (as well as a reconciliation of non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate to IFRS tax expense and IFRS effective tax rate, respectively) can be found in Item 5 (being our annual Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)) of our 2023 20-F (with respect to 2023 and 2022) and our 2022 20-F (with respect to 2021), at www.SEC.gov and on SEDAR at www.sedarplus.com, under the caption "Non-IFRS Financial Measures," which quantification and reconciliation are incorporated by reference herein.

Recent Recognition

We are proud to be recognized by a variety of organizations for fostering a strong employee culture and building a sustainable future.

Cautionary Note Concerning Forward-Looking Statements. The 2023 Letter to Shareholders contains forward-looking statements within the meanings of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our priorities, objectives, goals and strategies; plans for growth; trends in the electronics manufacturing services (EMS) industry and our segments (and/or constituent businesses) and near term expectations; and our outlook and anticipated financial performance. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "project," "target," "goal," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should," or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws concerning forward-looking information.

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical uncertainty and other risks associated with our international operations, including the impact of military actions and conflicts (e.g., the Russia/Ukraine conflict and/or conflicts in the Middle East area, including the Israel/Hamas conflict and those related to the Houthi attacks in the Red Sea (Middle East Conflicts)), protectionism and reactive countermeasures, economic or other sanctions, and/or trade barriers; shipping delays and increased shipping costs (including as a result of shipping disruptions in the Red Sea); managing changes in customer demand; our customers' ability to compete and succeed using products we manufacture and services we provide; delays in the delivery and availability of components, services and/or materials (including the scope, duration and impact of materials constraints), as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs, as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including those described in "External Factors that May Impact our Business" in Item 5 of our 2023 20-F; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform) and potential ineffectiveness of related operational adjustments; tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; our eligibility for foreign private issuer status; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our subordinate voting share (SVS) price; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any normal course issuer bid (NCIB); potential unenforceability of judgments; negative publicity; the impact of climate change; our ability to achieve our environmental, social and governance targets and goals, including with respect to climate change and greenhouse gas emissions reduction; and our potential vulnerability to take-over or tender offer. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedarplus.com and www.sec.gov, including in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, our 2023 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: no significant decline in the global economy or in economic activity in our end markets due to a major recession or otherwise; growth in manufacturing outsourcing from customers in diversified markets; continued growth in the advancement and commercialization of artificial intelligence technologies and cloud computing, supporting sustained high levels of capital expenditure investments by leading hyperscaler customers; no unforeseen disruptions due to geopolitical factors (including war) causing significant negative impacts to economic activity, global or regional supply chains or normal business operations; no unexpected transfers, losses or disengagements; no unforeseen adverse changes in our mix of businesses; no unforeseen adverse changes in the regulatory environment; no undue negative impact on our customers' ability to compete and succeed using products we manufacture and services we provide; continued growth in our end markets; no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19); no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular; our ability to fully recover our tangible losses caused by the 2022 fire at our Batam facility in Indonesia through insurance claims; our ability to retain programs and customers; the stability of currency exchange rates; compliance by third parties with their contractual obligations; that our customers will retain liability for product/component tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the successful resolution of quality issues that arise from time to time; our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; that global inflation will not have a material impact on our revenues or expenses; our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; supplier performance and quality, pricing and terms; the costs and availability of components, materials, services, equipment, labor, energy and transportation; global tax legislation changes (including accelerated applicability of Pillar Two global minimum tax legislation) and anticipated related operational adjustments; the timing, execution and effect of restructuring actions; the components of our leverage ratio (as defined in our credit facility); anticipated demand levels across our businesses; and the impact of anticipated market conditions on our businesses. Although management believes its assumptions to be reasonable under current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate.

Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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